SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ICY SPLASH FOOD & BEVERAGE, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   451048 102
                                  (CUSP NUMBER)

                                     Sy Aslan
                                   Yifat Aslan
                        Icy Splash Food & Beverage, Inc.
                               535 Wortman Avenue
                            Brooklyn, New York 11208
                                 (718) 272-2765

                                  Shlomo Aslan
                               340 Blackneath Road
                           Lido Beach, New York 33004
                                 (516) 431-1288
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 18, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



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CUSIP No.             451048 102                        Page 2 of 10 Pages
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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), or 240.13d-1 (f), or 240.13s-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.             451048 102                        Page 3 of 10 Pages
----------------------------------                  --------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     Sy Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO   ITEMS
     2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF            7        SOLE VOTING POWER
SHARES                           2,100,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY             8        SHARED VOTING POWER
REPORTING                           200,000 (1)
PERSON            --------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                  2,100,000
                  --------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                    200,000 (1)
                  --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                2,300,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

-------------------
 (1) Sy Aslan transferred these shares for no consideration to Joseph Aslan with whom joint beneficial ownership may be deemed to be held.

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CUSIP No.             451048 102                        Page 4 of 10 Pages
----------------------------------                  --------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     Yifat Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO   ITEMS
     2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF            7        SOLE VOTING POWER
SHARES                           1,610,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY             8        SHARED VOTING POWER
REPORTING                                0
PERSON            --------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                  1,610,000
                  --------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                          0
                  --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                1,610,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

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CUSIP No.             451048 102                        Page 5 of 10 Pages
----------------------------------                  --------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     Shlomo Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO   ITEMS
     2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF            7        SOLE VOTING POWER
SHARES                           900,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY             8        SHARED VOTING POWER
REPORTING                              0
PERSON            --------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                 900,000
                  --------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                       0
                  --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                900,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, $0.001 par value (the "Common Stock"), of Icy Splash Food & Beverage, Inc. (the "Company"). The Company is a New York corporation with principal executive offices at 535 Wortman Avenue, Brooklyn, New York 11208.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Sy Aslan, Yifat Aslan and Shlomo Aslan (the "Reporting Persons").

         (b) The business address of the Reporting Persons is 535 Wortman Avenue, Brooklyn, New York 11208.

         (c) Sy Aslan is, and has been, a director of the Company since its inception in June 1996. Yifat Aslan is, and has been, the Company's Vice President of Operations since July 2002. Shlomo Aslan resigned as the Company's vice president and treasurer on February 1, 2002. Shlomo Aslan is, and has been self employed in real estate since February 1, 2002.

         (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the transactions described in Item 4 (the answer to which is incorporated herein by reference), on August 18, 2004, the Company issued to Sy Aslan and Yifat Aslan 2,000,000, 1,300,000 and 700,000 shares of Common Stock, respectively. The Shares of Common Stock were issued in consideration for an aggregate amount of $240,000 paid by Sy Aslan, Yifat Aslan and Shlomo Aslan to or on behalf of the Company. Sy Aslan, Yifat Aslan and Shlomo Aslan paid $120,000, $78,000, and $42,000, respectively, from personal sources. None of the $240,000 was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or otherwise voting the securities. The price per share was approximately 75% of the market price per share at the time of issuance.



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


ITEM 4.  PURPOSE OF TRANSACTION

         On August 18, 2004, the Company entered into an oral agreement (the "Stock Agreement") by and among Joseph Aslan, a Director, President and Chief Executive Officer of the Company, Sy Aslan, a Director of the Company, Yifat Aslan, the Company's Vice President of Operations, and Shlomo Aslan, a shareholder of the Company, whereby the Company issued 9,000,000 Common Stock in the aggregate. Yifat is Joseph Aslan's daughter, and Joseph, Sy and Shlomo are brothers. 5,000,000 shares of Common Stock were issued to Joseph Aslan; 1,300,000 of Common Stock were issued to Yifat Aslan; 2,000,000 shares of Common Stock were issued to Sy Aslan; and 700,000 shares of Common Stock were issued to Shlomo Aslan.

         In connection with the transaction described in this Item 4, the Reporting Persons may be deemed to be a part of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. None of the Reporting Person has any dispositive or voting power with respect to the Shares of Common stock owned by the other and each disclaims any beneficial ownership therein.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, have no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vi) any similar action. Based upon a review of various factors deemed relevant, the Reporting Persons, as holders of Shares of Common Stock and not in their capacities as an officer or director of the Company, may formulate plans or proposals relating to the foregoing matters in the future.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, intend to vote their shares of Common Stock, as holders of Common Stock and not in their capacities as an officer or director of the Company, as they deem appropriate from time to time. Although the Reporting Persons have no contract or agreement to purchase or sell shares of Common Stock from or to any person, they may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as she shall determine. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. The

Reporting Person intends to review continuously such factors with respect to her ownership of shares of Common Stock.

         In determining from time to time whether to sell or distribute their shares of Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of her holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Shares beneficially owned by Sy Aslan: 2,300,000 Percentage: 11.25%
         (b)   1. Sole power to vote or to direct vote: 2,100,000
               2. Shared power to vote or to direct vote: 200,000 (1)
               3. Sole power to dispose or to direct the disposition:
                    2,100,000
               4. Shared power to dispose or to direct the disposition:
                    200,000 (1)
         (c) Other than as reported in Item 2 through 4 above, there were no transactions by Sy Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
         (e)   Not applicable.


         (a) Aggregate number of shares of Common Shares beneficially owned by Yifat Aslan: 1,610,000 Percentage: 7.89%
         (b)   1. Sole power to vote or to direct vote: 1,610,000
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition:
                    1,610,000
               4. Shared power to dispose or to direct the disposition:
                    -0-
         (c) Other than as reported in Item 2 through 4 above, there were no transactions by Yifat Aslan during the past sixty (60)
days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have
                                       8
the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

         (e)   Not applicable.


         (a) Aggregate number of shares of Common Shares beneficially owned by Shlomo Aslan: 900,000 Percentage: 4.40%
         (b)   1. Sole power to vote or to direct vote: 900,000
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition:
                    900,000
               4. Shared power to dispose or to direct the disposition:
                      -0-
         (c) Other than as reported in Item 2 through 4 above, there were no transactions by Shlomo Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described under Items 3, 4 and 5, to the best knowledge of the Reporting Persons, there are not contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.




 (1) Sy Aslan transferred these shares for no consideration to Joseph Aslan with whom joint beneficial ownership may be deemed to be held.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 19, 2005                   /s/ Sy Aslan
                                    --------------------------------------------
                                    Sy Aslan


                                        /s/ Yifat Aslan
                                    --------------------------------------------
                                    Yifat Aslan


                                        /s/ Shlomo Aslan
                                    --------------------------------------------
                                    Shlomo Aslan


                                       10